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Theodore A. Paradise
Davis Polk & Wardwell LLP Izumi Garden Tower 33F 1-6-1 Roppongi Minato-ku, Tokyo 106-6033	(03) 5561 4430 tel (03) 5561 4795 fax theodore.paradise@davispolk.com

By EDGAR Submission and Courier

August 24, 2010

Re:	Hitachi, Ltd. Form 20-F for the Fiscal Year Ended March 31, 2010 File No. 001-08320
Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Mr. O'Brien:

Hitachi, Ltd. (the “Company”) confirms receipt of the letter dated August 10, 2010 containing the comments of the Staff on the Company’s Form 20-F for the fiscal year ended March 31, 2010.

The Company is working expeditiously to respond to the comments in consultation with its independent accountants and our firm, Davis Polk & Wardwell LLP.  However, the Company believes that it will require additional time beyond the ten business days specified in the letter to consider and prepare a proper response to the Staff’s questions.

Accordingly, the Company respectfully requests an extension of time until on or about September 17, 2010 to submit its response.  Please note that with respect to the Staff’s fifth comment, the Company may request an additional extension of time as a proper response will require consultation with a large number of its subsidiaries.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me (Tel.: +81-3-5561-4430; Fax: +81-3-5561-4425) with any concerns you may have regarding the Company’s proposed timetable for responding to the comment letter.

Very truly yours,

/s/ Theodore A. Paradise Theodore A. Paradise

cc:           Mr. Taro Kaiho
   Hitachi, Ltd.